EXHIBIT 3.3
AMENDMENT TO
AMENDED AND RESTATED
BYLAWS
OF
ROYAL GOLD, INC.
     The Company’s Amended and Restated Bylaws shall be amended and the first sentence of Article III, Section 2 shall be replaced to read as follows:
     “The board of directors of the Corporation shall consist of such numbers of directors as may be determined from time to time by the board, but such number shall not be less than three nor more than nine.”